File No. 70-9169


                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                                  * * *


                             AMENDMENT NO. 1

                                   TO

                          FORM U-1 DECLARATION

                                under the

               PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                  * * *


                  AMERICAN ELECTRIC POWER COMPANY, INC.
                 1 Riverside Plaza, Columbus, Ohio 43215

                                   and

                   CENTRAL AND SOUTH WEST CORPORATION
            1616 Woodall Rodgers Freeway, Dallas Texas 75266

          (Name of companies and top registered holding company
                parents filing this statement and address
                     of principal executive offices)


                                  * * *


Armando A. Pena                          Wendy G. Hargus
Treasurer                                Treasurer
American Electric Power Company, Inc.    Central and South West Corporation
1 Riverside Plaza                        1616 Woodall Rodgers Freeway
Columbus, OH 43215                       Dallas, TX 75266

Marianne Smythe                          Joris M. Hogan
Wilmer, Cutler & Pickering               Milbank, Tweed, Hadley & McCloy
2445 M Street, N.W.                      1 Chase Manhattan Plaza
Washington, DC 20037-1420                New York, NY 10005

               (Names and addresses of agents for service)




      American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Central and South West Corporation ("CSW", and together with AEP, the "Companies"), a Delaware corporation and a registered holding company under the Act, hereby amend their joint Form U-1 Declaration in File No. 70-9169 by amending and restating the second and fourth paragraphs of Item 1. Description of Proposed Transaction as follows:
           "Pursuant to the terms of the Merger Agreement, the Companies have agreed to convene meetings of their respective shareholders for the purpose of obtaining required shareholder approvals relating to the Merger.
      In respect of the Merger, AEP will seek to obtain (1) the affirmative vote of holders of a majority of outstanding shares of AEP common stock to approve an amendment to the restated certificate of incorporation to increase the number of authorized shares of AEP common stock, and (2) the affirmative vote of holders of a majority of the shares of AEP common stock cast on the proposal to approve the issuance of shares of AEP common stock, provided that the total votes cast on the proposal represent a majority of the outstanding shares of AEP common stock. The proposed charter amendment will be effected, if approved by AEP shareholders, regardless of whether the merger is consummated. The additional authorized shares would provide AEP with the ability to respond to future business needs and opportunities. The additional authorized shares would be available for issuance by AEP in connection with possible investment opportunities, acquisitions of assets and other companies or for other corporate purposes. CSW will seek to obtain approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of CSW common stock.

           AEP and CSW currently intend to mail definitive proxy materials to their shareholders at least 30 days prior to their regularly scheduled annual meetings.
      Their annual meetings are tentatively scheduled for the last week in May. Accordingly, the Companies respectfully request that the Commission grant them authority to provide their respective shareholders with such proxy materials in their final form (the 'Solicitation'). At a later date, AEP and CSW plan to file an application/declaration on Form U-1 requesting authority to consummate the Merger and related transactions, including, but not limited to, the issuance of AEP common stock."

                                SIGNATURE
      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                      AMERICAN ELECTRIC POWER COMPANY, INC.


                      By_/s/ A. A. Pena_____________________
                                     Treasurer


                      CENTRAL AND SOUTH WEST CORPORATION


                      By_/s/ Wendy G. Hargus________________
                                     Treasurer




Dated:  March 30, 1998